

March 27, 2012

Dana L. Stonestreet
President and COO
HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, NC 28801

> **Re: HomeTrust Bancshares, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed March 9, 2012**
> **File No. 333-178817**

Dear Mr. Stonestreet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. We note your response to prior comment 15. We are working with our colleagues in the Division of Trading & Markets on issues relating to the custody and control of funds raised through syndicated community offering. We may have further comments on this process.

Prospectus Summary, page 1

2. On page 30, you indicate that your main banking subsidiary, HomeTrust Bank, entered into a IMCR and other agreements that, among other things, limit the Banks ability to enter into new executive compensation agreements without the permission of the OCC. Please tell us whether the IMCR or any other agreement will affect the implementation of the compensation plans discussed beginning on page 12, or if you have already received

permission from your regulator. Please make appropriate revisions to your disclosure in the Summary and Risk Factors section.

Management's Discussion and Analysis, page 53

3. Revise this section to discuss management's view of the impact of the IMCR, and any supplemental agreements with the regulators, upon the business and results of HomeTrust Bank and HomeTrust Bancshares. In particular, please discuss all material actions that HomeTrust Bancshares and its subsidiaries have taken as a result of its agreements with any financial regulator, including the result of the capital plan. Please also address whether management believes that it is in compliance with the requirements of the IMCR or any other order or agreement. In addition, please clarify, in this section as well as in the Risk Factors and Use of Proceeds, if the funds from the offering are a necessary part of the company's response to the IMCR.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-27

4. We note your response to prior comment 21 in our letter dated January 25, 2012. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Based on the information provided it would appear that you are placing a significant amount of reliance on your expectations regarding future taxable income, but it is unclear to us how you have determined whether your projections of taxable income are objectively verifiable given your recent earnings history and the uncertainty around the current economic and regulatory environment (e.g.. we reference the recently entered into regulatory IMCR). Given the above, provide us with a more robust analysis which clearly identifies both the positive and negative evidence considered and the weight given to each piece of evidence. In regards to any projections and assumptions of taxable income utilized, provide us with specific evidence to support both your projections of taxable income and as well as the related assumptions (such as, the number of years used in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates, and revenue and expense growth rates) utilized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dana L. Stonestreet, President
HomeTrust Bancshares, Inc.
March 27, 2012
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

CC: Via E-Mail
      Martin Meyrowitz
      David Muchnikoff
      Silver Friedman & Taff, LLP